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                                 March 23, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549-1004

     Re: Summit Design, Inc. Registration Statement on Form S-4
              (File No. 333-65055)

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, in reference to the Registration Statement on Form S-4, file number 333-65055 (the "Registration Statement"), of Summit Design, Inc. ("Summit). Summit hereby requests that the Registration Statement be withdrawn because the Agreement and Plan of Reorganization by and among Summit, Hood Acquisition Corp. and OrCAD, Inc. ("OrCAD"), pursuant to which Summit was to acquire OrCAD, has been mutually terminated by Summit, Hood Acquisition Corp. and OrCAD. Accordingly, the transaction in which the securities that are the subject of the Registration Statement were to have been issued will not occur. Summit believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     If you have any questions regarding the foregoing, please call the undersigned at (503) 643- 9281.

               Very truly yours,

                  /s/ C. Albert Koob

               C. Albert Koob
               Vice President of Finance and Chief Financial Officer


cc:   N. Sean Harrison (Securities and Exchange Commission)
      Michael Fay (Securities and Exchange Commission)
      James Daly (Securities and Exchange Commission)
      Alan K. Austin (Wilson Sonsini Goodrich & Rosati)
      Brenda L. Meltebeke (Ater Wynne LLP)